Mail Stop 4561

May 14, 2010

Eric L. Kelly, CEO
Overland Storage, Inc.
4820 Overland Ave.
San Diego, CA 92123

> **Re: Overland Storage, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 10, 2010**
> **File No. 333-165661**

Dear Mr. Kelly:

We have reviewed the above-captioned filing and your response letter dated May 7, 2010, and have the following comments. Where prior comments are referenced, they refer to our letter dated April 15, 2010.

Incorporation of Certain Documents By Reference, page 1

1.   Please update the financial statements. See Rule 8-08 of Regulation S-X. Revise to specifically incorporate by reference your Quarterly Report on Form 10-Q for the quarter ended March 28, 2010, which was filed subsequent to the filing date of your amended registration statement.

Selling Shareholders, page 14

2.   We note your response to prior comment 3, which indicates that you have added footnote 12 on page 15 to disclose that Mr. Longfield is a Managing Director of the placement agent. It does not appear that this disclosure was actually added to the registration statement. Please revise.


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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (650) 473-2601
        Paul Sieben, Esq.
        O'Melveny & Myers LLP